Exhibit 99.1

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO SELL SECURITIES.

CLOSING ANNOUNCEMENT

OF THE PUBLIC OFFERING OF THE 17TH (SEVENTEENTH) ISSUANCE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RIGHT OF

GERDAU S.A.

Category “A”

Corporate Taxpayer ID (CNPJ/MF) No. 33.611.500/0001-19

in the total amount of

R$1,500,000,000.00

Debentures ’s ISIN code: BRGGBRDBS060

Issuance Risk Rating by S&P with a rating of: “brAAA”*

*This rating was issued on May 02, 2024, and the characteristics of this security are subject to change.

THE REGISTRATION OF THE OFFERING OF THE DEBENTURES WAS AUTOMATICALLY GRANTED BY THE CVM ON MAY 28, 2024, UNDER NO. CVM/SRE/AUT/DEB/PRI/2024/282.

1.	SECURITIES AND ISSUER

Pursuant to the provisions of Section 76 and Annex M of Resolution No. 160 of the Brazilian Securities and Exchange Commission (“CVM”) No. 160, as amended (“CVM Resolution 160”), GERDAU S.A., the (“Issuer”), together with the certain placement agents, hereby announce (“Closing Announcement”), on this date, the end of the distribution period, under a firm placement guarantee regime, of simple, non-convertible debentures, of the unsecured type, in a single series, of the 17th (seventeenth) issuance of the Issuer (“Debentures”, “Issuance” and “Offering”, respectively), under the terms of the “Private Indenture of the 17th (Seventeenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, Under the Automatic Registration Right, of Gerdau S.A.” (“Indenture”) executed on May 6, 2024, between the Issuer and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, registered with the CNPJ/MF under No. 17.343.682/0001-38, as the trustee (“Trustee”), as amended by the “First Amendment to the Private Indenture of the 17th (Seventeenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, Under the Automatic Registration Right, of Gerdau S.A.” (“Amendment to the Indenture”), executed on May 27, 2024, between the Issuer and the Trustee.

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO SELL SECURITIES.

2.	SECURITIES

A total of 1,500,000 Debentures were subscribed and paid in registered and book-entry form, without the issuance of cautions or certificates, with a nominal unit value of R$1,000.00, totaling, on the date of issuance of the Debentures, that is, May 29, 2024 (“Issuance Date”), the total amount of R$1,500,000,000.00 on the Issuance Date, and for all legal purposes, the ownership of the Debentures will be proven by the statement issued by the Bookkeeper (as defined below).

3.	AUTOMATIC DISTRIBUTION REGISTRATION RIGHT

The Offering was registered with the CVM under the automatic registration right, without prior analysis, pursuant to Sections 25 and 26, item V, paragraph “a”, of CVM Resolution 160, as it is a public offering: (i) of a security representing debt; (ii) intended exclusively for professional investors, as defined pursuant to section 11 and, as applicable, 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”); and (iii) the issuer is operational and is registered with the CVM as publicly-held company (emissor de valores mobiliários (companhia aberta), categoria “A”). The Offering will not be submitted to prior analysis by the Brazilian Association of Financial and Capital Markets Entities – ANBIMA, the CVM or any regulatory or self-regulatory entity.

4.	REGISTRATION OF THE OFFERING WITH THE CVM

The registration of the Offering was automatically granted by the CVM on May 28, 2024, under No. CVM/SRE/AUT/DEB/PRI/2024/282.

5.	BOOKKIPING

The institution that provides the bookkeeping services of the Debentures is ITAÚ CORRETORA DE VALORES S.A., a financial institution headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima No. 3.500, 3º Floor, Itaim Bibi, CEP 04.538-132, registered with the CNPJ/MF under nº 61.194.353/0001-64 (“Bookkeeper”).

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO SELL SECURITIES.

6.	FINAL DISTRIBUTION

SINGLE SERIES

Type of Investor	Number of Subscribers	Number of debentures subscribed and paid-in
Individuals	0	0
Investment Clubs	0	0
Investment Funds	102	1.497.000
Private pension entities	0	0
Insurance companies	0	0
Foreign Investors	0	0
Intermediary institutions participating in the distribution consortium	0	0
Financial institutions linked to the Issuer and/or the consortium participants	0	0
Other financial institutions	0	0
Other legal entities linked to the Issuer and/or the consortium participants	0	0
Other legal entities	1	3.000
Partners, managers, employees, proposees, and other persons related to the Issuer and/or the consortium participants	0	0
TOTAL	103	1.500.000

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, PURSUANT TO SECTION 26, ITEM V, PARAGRAPH “A”, OF CVM RESOLUTION 160 AND IS SUBJECT TO THE AUTOMATIC DISTRIBUTION REGISTRATION PROCEDURE PROVIDED FOR IN CVM RESOLUTION 160, THE DEBENTURES WILL BE SUBJECT TO RESTRICTIONS ON RESALE, AS INDICATED IN SECTION 86, ITEM II, OF CVM RESOLUTION 160.

THE REGISTRATION OF THE OFFERING DOES NOT IMPLY, ON THE PART OF THE CVM, A GUARANTEE OF THE VERACITY OF THE INFORMATION PROVIDED OR IN JUDGMENT ON THE QUALITY OF THE DEBENTURES TO BE DISTRIBUTED.

Capitalized terms used in this Closing Announcement that are not defined herein shall have the meaning ascribed to them in the Indenture.

The date of this Closing Announcement is May 29, 2024.

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO SELL SECURITIES.

Placement Agents